Exhibit 99.24

Quantum eMotion Corp. Unveils Innovative Hardware Wallet Technology for the Cryptocurrency Industry

Montreal, Quebec – July 3, 2024 – Quantum eMotion Corp. is proud to announce the development of an advanced hardware wallet technology tailored for the cryptocurrency industry. This cutting-edge solution offers a low footprint and competitive cost, incorporating Quantum eMotion’s Quantum Random Number Generation (QRNG) and intelligent key generation scheme selection technologies into new commercial applications.

Quantum eMotion’s new hardware wallet technology aims to enhance the efficiency and cost-effectiveness of hierarchical deterministic (HD) wallets. Traditional HD wallets require separate hardware devices for generating parent (master) and child keys. However, the innovative approach developed by Quantum eMotion reuses the same hardware components for both tasks, significantly reducing costs, circuit complexity, and footprint.

This method of resetting and reusing hardware devices allows for efficient and repeated key generation. Additionally, the master private key can be regenerated by resetting the memory systems and using a new quantum random number, ensuring high robust security.

The hardware wallet market size was valued at USD 284.9 million in 2023 and is poised to grow at a significant CAGR of 23.2% from 2024 to 2030. Quantum eMotion’s new technology is well positioned to capture a substantial share of this growing market.

Quantum eMotion has filed a patent application and maintains industrial secrecy to secure international intellectual property protection. This strategic move highlights the company’s commitment to leading innovation in the cryptocurrency sector.

Francis Bellido, CEO of Quantum eMotion, stated, “We are excited to continue leveraging our patent-protected technology based on quantum electron tunneling across various applications. This new hardware wallet represents our second collaboration with ETS (École de technologie supérieure, Montreal, Canada) for blockchain and cryptocurrency applications using our QRNG technology. Our Quantum Crypto-Wallet will set a new standard for secure cryptocurrency storage and management, becoming indispensable for anyone looking to protect their digital assets with the highest level of security.”

About QeM

The Company’s mission is to address the growing demand for affordable hardware and software security for connected devices. QeM has become a pioneering force in classical and quantum cybersecurity solutions thanks to its patented Quantum Random Number Generator, a security solution that exploits the built-in unpredictability of quantum mechanics and promises to provide enhanced protection for high-value assets and critical systems.

The Company intends to target highly valued Financial Services, Healthcare, Blockchain Applications, Cloud-Based IT Security Infrastructure, Classified Government Networks and Communication Systems, Secure Device Keying (IOT, Automotive, Consumer Electronics) and Quantum Cryptography.

For further information, please visit our website at https://www.quantumemotion.com/ or contact:

Francis Bellido, Chief Executive Officer

Tel: 514.956.2525

Email: info@quantumemotion.com

Website: www.quantumemotion.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described in the Corporation’s periodic reports including the annual report or in the filings made by Quantum from time to time with securities regulatory authorities.